[redacted]

11019018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
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FEB 28 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16514

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Charles Schwab & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 Main Street
(No. and Street)

San Francisco (City) | California (State) | 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoffrey Huggins | (415) 667-9208 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street (Address) | San Francisco (City) | California (State) | 94105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Walter W. Bettinger II and Joseph R. Martinetto, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Charles Schwab & Co., Inc. and subsidiaries (the Company) as of and for the year ended December 31, 2010 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a client, except as follows:

Security accounts of principal officers and directors that are classified
as client accounts (Debits $317 thousand, Credits $62 million)

State of California
County of San Francisco

Signature

President and Chief Executive Officer
Title

Subscribed and sworn (or affirmed) before me on this 24th day of February, 2011, by Walter W. Bettinger II and Joseph R. Martinetto proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

Executive Vice President and Chief Financial Officer
Title

(Seal)

MIKI T. GRANDIN
COMM. #1827064
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Dec. 16, 2012

Signature Miki T. Grandin

CHARLES SCHWAB & CO., INC.

(SEC. I.D. NO. 8-16514)

Consolidated Statement of Financial Condition
as of December 31, 2010 and
Independent Auditors' Report and
Supplemental Report on Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934)

Deloitte

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Charles Schwab & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Charles Schwab & Co., Inc. and subsidiaries (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Charles Schwab & Co., Inc. and subsidiaries at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2011

CHARLES SCHWAB & CO., INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010 (In millions, except share and per share amounts)

Assets	
Cash and cash equivalents	$ 81
Cash and investments segregated and on deposit for regulatory purposes (including resale agreements of $12,697)	22,749
Receivables from brokers, dealers, and clearing organizations	407
Receivables from brokerage clients — net	11,267
Securities owned — at fair value	246
Equipment, office facilities, and property — net	557
Goodwill	428
Other assets	382
Total assets	$ 36,117
Liabilities, Subordinated Borrowings, and Stockholder's Equity	
Payables to brokers, dealers, and clearing organizations	$ 1,389
Payables to brokerage clients	30,944
Accrued expenses and other liabilities	1,219
Long-term debt	106
Total	33,658
Subordinated borrowings due to The Charles Schwab Corporation	220
Stockholder's equity:	
Preferred stock — 3,000,000 shares authorized; $.10 par value per share; none issued	-
Common stock 7,000,000 shares authorized; $.10 par value per share; 2,823,000 shares issued and outstanding	-
Additional paid-in capital	1,077
Retained earnings	1,162
Total stockholder's equity	2,239
Total liabilities, subordinated borrowings, and stockholder's equity	$ 36,117

See Notes to Consolidated Statement of Financial Condition.

1. Organization and Nature of Business

Organization — Charles Schwab & Co., Inc. (Schwab) is a wholly-owned subsidiary of Schwab Holdings, Inc., a wholly-owned subsidiary of The Charles Schwab Corporation (CSC). The accompanying consolidated statement of financial condition includes Schwab and its wholly-owned subsidiaries (collectively referred to as the Company). Schwab is a securities broker-dealer with 302 domestic branch offices in 45 states, as well as a branch in each of the Commonwealth of Puerto Rico and London, U.K. In addition, Schwab serves clients in Hong Kong through one of CSC's subsidiaries.

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC), the fifty states, and the District of Columbia and Puerto Rico. Schwab is registered as an investment advisor with the SEC. Additionally, Schwab is regulated by the Commodities Futures Trading Commission (CFTC) with respect to the futures and commodities trading activities it conducts as an introducing broker. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations (SROs), which in Schwab's case includes the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB), NYSE Arca, and the Chicago Board Options Exchange. The primary regulators of Schwab are FINRA and, for municipal securities, the MSRB. The CFTC has designated the National Futures Association as Schwab's primary regulator for futures and commodities trading activities.

2. Summary of Significant Accounting Policies

Basis of presentation — The accompanying consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States (GAAP), which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying consolidated statement of financial condition. Certain estimates include the valuation of goodwill, the allowance for doubtful accounts, and legal reserves. Actual results could differ from those estimates. All material intercompany balances and transactions have been eliminated.

Securities transactions — Clients' securities transactions are recorded on the date that they settle. Principal transactions are recorded on a trade date basis.

Cash and cash equivalents — The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Cash and investments segregated and on deposit for regulatory purposes include securities purchased under agreements to resell (resale agreements), which are collateralized by United States (U.S.) Government and agency securities. Resale agreements are accounted for as collateralized investing transactions that are recorded at their contractual amounts plus accrued interest. Schwab obtains control of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. Collateral is valued daily by Schwab, with additional collateral obtained to ensure full collateralization. Cash and investments segregated also include certificates of deposit and U.S. Government securities, as well as corporate debt securities guaranteed by the Federal Deposit Insurance Corporation (FDIC) under the Temporary Liquidity Guarantee Program. Certificates of deposit, U.S. Government securities, and corporate debt securities are recorded at fair value.

Receivables from brokerage clients include margin loans to clients and are recorded net of an allowance for doubtful accounts. Receivables from brokerage clients that remain unsecured or partially secured for more than 30 days are fully reserved.

Securities owned include Schwab Funds® money market funds, equity and bond mutual funds, state and municipal debt obligations, equity securities, U.S. Government and corporate debt, and other securities recorded at fair value based on quoted market prices.

Securities borrowed and securities loaned — Securities borrowed require Schwab to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations. For securities loaned, Schwab receives collateral in the form of cash in an amount equal to or greater than the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations. Schwab monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded to ensure full collateralization.

Equipment, office facilities, and property — Equipment, office facilities, and property are recorded at cost net of accumulated deprecation and amortization of $1.5 billion at December 31, 2010, except for land, which is recorded at cost. Equipment and office facilities are depreciated on a straight-line basis over an estimated useful life of three to ten years. Buildings are depreciated on a straight-line basis over 20 to 40 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal use are amortized on a straight-line basis over an estimated useful life of three or five years. Equipment, office facilities, and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Goodwill represents the fair value of acquired businesses in excess of the fair value of the individually identified net assets acquired. Goodwill associated with acquisitions prior to January 1, 2009, represented the cost of the acquired business in excess of the fair value of the individually identified net asset acquired. Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. In testing for a potential impairment of goodwill, management estimates the fair value of each of the Company's reporting units (defined as the Company's businesses for which financial information is available and reviewed regularly by management), and compares it to its carrying value. If the estimated fair value of a reporting unit is less than its carrying value, management is required to estimate the fair value of all assets and liabilities of the reporting unit, including goodwill. If the carrying value of the reporting unit's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. The Company's annual impairment testing date is April 1st. The Company did not recognize any goodwill impairment in 2010.

Guarantees — The Company recognizes, at the inception of a guarantee, a liability equal to the estimated fair value of the obligation undertaken in issuing the guarantee. The fair values of the obligations relating to standby letter of credit agreements (LOCs) are estimated based on fees charged to enter into similar agreements, considering the creditworthiness of the counterparties. The fair values of the obligations relating to other guarantees are estimated based on transactions for similar guarantees or expected present value measures.

Income taxes — The Company is included in the consolidated federal income tax return of CSC. It provides for income taxes on all transactions that have been recognized in the consolidated financial statements on a pro rata basis with CSC's other subsidiaries in the consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period during which such changes are enacted. The Company's unrecognized tax benefits, which are included in

(Tabular amounts in millions, except option price amounts)

accrued expenses and other liabilities, represent the difference between positions taken on tax return filings and estimated potential tax settlement outcomes.

Adoption of New Accounting Standards

Transfers of Financial Assets — On January 1, 2010, the Company adopted new guidance on accounting for transfers of financial assets for transfers occurring after January 1, 2010. This new guidance removes the concept of a qualifying special-purpose entity and amends the requirements for a transfer of a portion of a financial asset to be accounted for as a sale and related disclosures. There were no transfers of financial assets during 2010 for which this guidance was applicable.

Consolidation of Variable Interest Entities — On January 1, 2010, the Company adopted new guidance on consolidation of variable interest entities (VIEs). This new guidance amends the consolidation guidance applicable to VIEs, including changing the approach to determining a VIE's primary beneficiary (the reporting entity that must consolidate a VIE) and the frequency of reassessment. The adoption of this new guidance did not impact the Company's financial position.

New Accounting Standards Not Yet Adopted

Goodwill Impairment Test — In December 2010, the FASB issued new guidance on when to perform the second step in the two-step goodwill impairment test, which is effective for all goodwill impairment tests performed after January 1, 2011. Specifically, if the carrying value of a reporting unit, as computed in step one of the goodwill impairment test, is zero or negative, step two must be performed when it is more likely than not that goodwill is impaired; under these circumstances, entities can no longer assume that no impairment exists because fair value, as computed in step two, would generally be greater than the zero. The adoption of this new guidance is not expected to have a material impact on the Company's financial position.

3. Receivables from Brokerage Clients

Receivables from brokerage clients are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts was not material at December 31, 2010. Receivables from brokerage clients consist primarily of margin loans to brokerage clients of $10.3 billion at December 31, 2010. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the consolidated financial statements. Margin loans that were unsecured or partially secured were $8 million at December 31, 2010.

4. Securities Owned

A summary of securities owned at December 31, 2010 is as follows:

Schwab Funds® money market funds	$ 172
State and municipal debt obligations	47
Equity, U.S. Government and corporate debt, and other securities	19
Equity and bond mutual funds	8
Total securities owned [1]	$ 246

[1] Securities pledged were not material at December 31, 2010.

(Tabular amounts in millions, except option price amounts)

Schwab's positions in Schwab Funds® money market funds arise from certain overnight funding of clients' redemption, check-writing, and debit card activities. Equity and bond mutual funds include inventory maintained to facilitate certain Schwab Funds and third-party mutual fund clients' transactions. State and municipal debt obligations, equity, U.S. Government and corporate debt, and other securities include securities held to meet clients' trading activities.

Securities sold, but not yet purchased were not material at December 31, 2010 and are recorded at fair value in accrued expenses and other liabilities.

5. Other Assets

The components of other assets at December 31, 2010 are as follows:

Accounts receivable [1]	$ 131
Deferred tax asset – net	96
Prepaid expenses	56
Receivables from affiliates	39
Income taxes receivable	20
Interest and dividends receivable	17
Other	23
Total other assets	$ 382

(1) Accounts receivable includes accrued service fee income.

6. Payables to Brokers, Dealers, and Clearing Organizations

Payables to brokers, dealers, and clearing organizations include securities loaned of $1.3 billion at December 31, 2010. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned.

7. Payables to Brokerage Clients

The principal source of funding for Schwab's margin lending is cash balances in brokerage client accounts, which are included in payables to brokerage clients. Cash balances in interest-bearing brokerage client accounts were $26.2 billion at December 31, 2010.

8. Borrowings

Schwab maintains a $1.5 billion credit facility with CSC, which is scheduled to expire in December 2011. Borrowings under this facility do not qualify as regulatory capital for Schwab. At December 31, 2010, $45 million was outstanding under this facility, which was subsequently repaid on January 3, 2011.

A Schwab subsidiary has a finance lease obligation related to an office building and land under a 20-year lease. At December 31, 2010, the carrying value of the office building and land is $143 million. The remaining finance lease obligation of $106 million at December 31, 2010, is being reduced by a portion of the lease payments over the

(Tabular amounts in millions, except option price amounts)

remaining lease term of 14 years. Schwab has not directly or indirectly guaranteed, endorsed or assumed the obligations or liabilities of the above mentioned Schwab subsidiary. Accordingly, Schwab does not consolidate the assets and liabilities of the subsidiary into its net capital computation.

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of seven banks totaling $829 million at December 31, 2010. CSC has access to $704 million of these credit lines. There were no borrowings outstanding under these lines at December 31, 2010.

To partially satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured standby LOCs with seven banks in favor of the OCC aggregating $445 million at December 31, 2010. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging LOCs, in favor of these brokerage clients, which are issued by multiple banks. At December 31, 2010, the aggregate face amount of these LOCs totaled $37 million. There were no borrowings outstanding under any of these LOCs at December 31, 2010.

To manage its regulatory capital requirement, Schwab maintains a $1.4 billion subordinated revolving credit facility with CSC. The facility is available for general corporate purposes and is scheduled to expire in March 2012. At December 31, 2010, there were $220 million of subordinated borrowings outstanding under this facility.

Subordinated borrowings are included in Schwab's net capital pursuant to SEC Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). Such borrowings are subordinated to the claims of general creditors and to the extent that these borrowings are required for Schwab's continued compliance with minimum net capital requirements, they may not be repaid (see note "17 – Regulatory Requirements").

9. Commitments and Contingent Liabilities

Operating leases and other commitments — Schwab has non-cancelable operating leases for office space and equipment. In addition, Schwab leases a data center facility from an affiliate under a five-year lease agreement. The aggregate future minimum rental commitment under the lease is $13 million at December 31, 2010. The agreement includes five additional four-year extension options, which may be exercised at prevailing market rates.

Future minimum rental commitments under these leases, including the commitment on the lease agreement with an affiliate, net of contractual subleases, at December 31, 2010, are as follows:

	Operating Leases	Subleases	Net
2011	$ 112	$ 8	$ 104
2012	72	3	69
2013	53	-	53
2014	43	-	43
2015	36	-	36
Thereafter	105	-	105
Total	$ 421	$ 11	$ 410

Certain leases contain provisions for renewal options, purchase options, and rent escalations based on increases in certain costs incurred by the lessor.

(Tabular amounts in millions, except option price amounts)

Purchase obligations — The Company has purchase obligations for services such as advertising and marketing, telecommunications, professional services, and hardware- and software-related agreements. At December 31, 2010, the Company has purchase obligations as follows:

2011	$ 132
2012	55
2013	25
2014	21
2015	22
Thereafter	-
Total	$ 255

Guarantees — Schwab has clients that sell (i.e., write) listed option contracts that are cleared by various clearing houses. The clearing houses establish margin requirements on these transactions. Schwab partially satisfies the margin requirements by arranging unsecured standby LOCs, in favor of the clearing houses, which are issued by multiple banks. At December 31, 2010, the aggregate face amount of these LOCs totaled $445 million. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging LOCs, in favor of these brokerage clients, which are issued by multiple banks. At December 31, 2010, the aggregate face amount of these LOCs totaled $37 million. There were no funds drawn under any of these LOCs at December 31, 2010.

Schwab also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. Schwab's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for Schwab to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these guarantees.

Legal contingencies — The Company is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. In addition, the Company is responding to certain litigation claims brought against former subsidiaries pursuant to indemnities it has provided to purchasers of those entities. Certain of these matters are described below.

The Company believes it has strong defenses in all significant matters currently pending and is contesting liability and the damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions, or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Based on current information and consultation with counsel, management believes that the resolution of matters currently pending will not have a material impact on the financial condition of the Company. However, predicting the outcome of a matter is inherently difficult, particularly where claims are brought on behalf of various classes of claimants, claimants seek substantial or unspecified damages, or when investigations or legal proceedings are at an early stage, and in many cases, including the Auction Rate Securities Regulatory Inquiries described below, it is not possible to determine whether a loss will be incurred or to estimate the range of that loss until the matter is closer to resolution.

Auction Rate Securities Regulatory Inquiries: Schwab has been responding to industry wide inquiries from federal and state regulators regarding sales of auction rate securities to clients who were unable to sell their holdings when the normal auction process for those securities froze unexpectedly in February 2008. On August 17, 2009, a civil

(Tabular amounts in millions, except option price amounts)

complaint was filed against Schwab in New York state court by the Attorney General of the State of New York alleging material misrepresentations and omissions by Schwab regarding the risks of auction rate securities, and seeking restitution, disgorgement, penalties and other relief, including repurchase of securities held in client accounts. As reflected in a statement issued August 17, 2009, Schwab has responded that the allegations are without merit and that Schwab intends to contest any charges. On March 15, 2010, Schwab filed a motion to dismiss the case and various claims in the civil complaint, which remains pending.

Separately, CSC previously disclosed receipt of Wells notices from FINRA in November 2009 and February 2010 concerning its investigation into sales of auction rate securities through Schwab and providing an opportunity to respond. On February 11, 2011, Schwab was notified by FINRA that its Enforcement staff will not recommend the commencement of a disciplinary action against Schwab relating to this matter.

YieldPlus Fund Litigation and Regulatory Inquiries: CSC is the subject of consolidated class action litigation, regulatory investigations and individual investor arbitration claims relating to the Schwab YieldPlus Fund®, an ultra-short bond fund ("Bond Fund"). The Bond Fund was designed to invest in a variety of fixed income instruments, including corporate bonds, asset-backed securities, mortgage-backed securities and other fixed income investments. The credit crisis that began in mid-2007 led to a decline in the value of a majority of fixed income investments market wide. As a result, certain Schwab clients who chose to invest in the Bond Fund experienced a decline in the investments, leading to the litigation.

Nine class action lawsuits were filed between March and June 2008 on behalf of investors in the Bond Fund alleging violations of California state law and federal securities law in connection with the fund's investment policy, disclosures and marketing. These cases were consolidated in a single action in June and July 2008, in the U.S. District Court for the Northern District of California. Specific allegations include changes to the investment policy of the fund regarding limits on positions in mortgage-backed securities without obtaining a shareholder vote; inadequate disclosure of the risks associated with fund investments in mortgage-backed securities and fund risk management; inaccurate reporting of the fund's weighted-average duration; and failure to disclose redemptions of positions in YieldPlus by other Schwab investment funds. The lawsuit seeks unspecified compensatory and rescission damages, unspecified equitable and injunctive relief, and costs and attorneys fees. Defendants named in the lawsuit include CSC, Schwab, Charles Schwab Investment Management (CSIM), the fund itself, Schwab Investments (registrant and issuer of the fund's shares), Charles R. Schwab, Randall W. Merk (formerly president of the fund), and current and former trustees and officers of the fund and/or Schwab. On August 21, 2009, the court certified two classes of plaintiffs for purposes of the federal law claims and a single class of plaintiffs for purposes of the remaining California state law claim.

On April 23, 2010, and May 14, 2010, CSC entered into separate settlement agreements with plaintiffs in which CSC, without admitting liability, agreed to a total of $200 million to resolve plaintiffs' federal law claims and $35 million to resolve plaintiffs' California state law claim, respectively. On November 24, 2010, the court preliminarily approved an amendment to the settlement agreements which resolved a dispute regarding the scope of the original settlements and provided certain class members an opportunity to opt out of the settlements and pursue separate claims. On January 19, 2011, a single class member filed a motion to intervene in order to bring a new, alternative class action under California state law on behalf of a broader class of plaintiffs than was certified by the court in 2009. On February 11, 2011, the court denied the motion and confirmed fairness and adequacy of the settlement agreements subject to a final fairness determination scheduled for March 10, 2011. For the year ended December 31, 2010, CSC has accrued a reserve of $199 million for the settlements, net of insurance proceeds of $39 million under applicable policies. In addition, Schwab remains the subject of 20 individual arbitration claims seeking $3 million in damages relating to investments in the Bond Fund, for which Schwab has been accruing reserves.

On January 11, 2011, Schwab, CSIM and Schwab Investments, without admitting or denying liability, entered into a settlement with the SEC of a civil enforcement action for alleged violations of securities laws in connection with the

(Tabular amounts in millions, except option price amounts)

Bond Fund's investment policy, disclosures, marketing and internal controls. Monetary relief under the settlement was approved by the U.S. District Court for the Northern District of California on February 16, 2011. On January 11, 2011, Schwab entered into a separate settlement with FINRA relating to the fund, and together with CSIM, entered into settlements with Illinois and Connecticut state securities regulators on January 11, 2011 and January 31, 2011, respectively. CSC has accrued a total of $121 million relating to these settlements, inclusive of $28 million accrued by Schwab.

10. Financial Instruments Subject to Off-Balance-Sheet Risk, Credit Risk, or Market Risk

Securities lending — Schwab may temporarily loan client securities to other brokers in accordance with federal regulators in connection with Schwab's securities lending activities. Schwab receives cash as collateral for the securities loaned. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, Schwab may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. Schwab mitigates this risk by requiring credit approvals for counterparties, by monitoring the fair value of securities loaned, and requiring additional cash as collateral when necessary. The fair value of Schwab's client securities pledged in securities lending transactions to other broker-dealers was $1.2 billion at December 31, 2010. Additionally, Schwab borrows securities from other broker-dealers to fulfill short sales of its clients. The fair value of these borrowed securities was $113 million at December 31, 2010.

Client trade settlement — Schwab is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to Schwab. Clients are required to complete their transactions on settlement date, generally three business days after the trade date. If clients do not fulfill their contractual obligations, Schwab may incur losses. Schwab has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential for Schwab to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Margin lending — Schwab provides margin loans to its clients which are collateralized by securities in their brokerage accounts. Schwab may be liable for the margin requirement of its client margin securities transactions. As clients write options or sell securities short, Schwab may incur losses if the clients do not fulfill their obligations and the collateral in client accounts is not sufficient to fully cover losses which clients may incur from these strategies. To mitigate this risk, Schwab monitors required margin levels and clients are required to deposit additional collateral, or reduce positions to meet minimum collateral requirements. Clients with margin loans have agreed to allow Schwab to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. Schwab was allowed, under such regulations, to pledge securities with a fair value of $15.0 billion at December 31, 2010. The fair value of Schwab's client securities pledged to fulfill the short sales of its clients was $1.4 billion at December 31, 2010. The fair value of Schwab's client securities pledged to fulfill Schwab's proprietary short sales, which resulted from facilitating clients' dividend reinvestment elections, was $99 million at December 31, 2010. Schwab has also pledged a portion of its securities owned in order to fulfill the short sales of clients and in connection with securities lending transactions to other broker-dealers. The fair value of these pledged securities was $3 million at December 31, 2010. Schwab may also pledge client securities to fulfill client margin requirements for open option contracts established with the OCC. The fair value of these pledged securities to the OCC was $1.2 billion at December 31, 2010.

Financial instruments held for trading purposes — Schwab maintains inventories in securities on a long and short basis relating to its fixed income operations. Schwab could incur losses or gains as a result of changes in the fair value of

(Tabular amounts in millions, except option price amounts)

these securities. To mitigate the risk of losses, long and short positions are marked to fair value and are monitored by management to assure compliance with limits established by Schwab.

Resale and repurchase agreements — Schwab enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty fails to purchase the securities held as collateral for the cash advanced and the fair value of the securities declines. To mitigate this risk, Schwab requires that the counterparty deliver securities to a custodian, to be held as collateral, with a fair value in excess of the resale price. Schwab also sets standards for the credit quality of the counterparty, monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. At December 31, 2010, the fair value of collateral received in connection with resale agreements that are available to be repledged or sold was $13.0 billion. Schwab utilizes the collateral provided under repurchase agreements to meet obligations under broker-dealer client protection rules, which place limitations on its ability to access such segregated securities. For Schwab to repledge or sell this collateral, it would be required to deposit cash and/or securities of an equal amount into its segregated reserve bank accounts in order to meet its segregated cash and investment requirement.

Concentration risk — Schwab is exposed to concentration risk when holding large positions in financial instruments collateralized by assets with similar economic characteristics or in securities of a single issuer or industry.

Schwab's investments in corporate debt securities totaled $1.7 billion at December 31, 2010 with the majority issued by financial institutions and guaranteed under the FDIC Temporary Liquidity Guarantee Program. These securities are included in cash and investments segregated and on deposit for regulatory purposes and in securities owned.

Schwab has indirect exposure to U.S. government and agency securities held as collateral to secure its resale agreements. Schwab's primary credit exposure on these resale transactions is with its counterparty. Schwab would have exposure to the U.S. government and agency securities only in the event of the counterparty's default on the resale agreements. U.S. government and agency securities held as collateral for resale agreements totaled $13.0 billion at December 31, 2010.

11. Fair Value of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded money market funds, mutual funds, and equity securities. The Company did not transfer any assets or liabilities between Level 1 and Level 2 during 2010.

(Tabular amounts in millions, except option price amounts)

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, and new issue data. This category includes corporate debt securities, certificates of deposit, U.S. agency and municipal debt securities, and U.S. Treasury securities.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company did not have any financial assets or liabilities utilizing Level 3 inputs as of December 31, 2010.

Assets and Liabilities Recorded at Fair Value

The Company's assets recorded at fair value include certain cash equivalents, investments segregated and on deposit for regulatory purposes, and securities owned. When available, the Company uses quoted prices in active markets to measure the fair value of assets. When quoted prices do not exist, the Company uses prices obtained from independent third-party pricing services to measure the fair value of assets. The Company validates prices received from pricing services using various methods including comparison to prices received from additional pricing services, comparison to quoted market prices, where available, comparison to internal valuation models, and review of other relevant market data. The Company does not adjust the prices received from independent third-party pricing services unless such prices are inconsistent with the definition of fair value and result in a material difference in the recorded amounts. At December 31, 2010, the Company did not adjust prices received from independent third-party pricing services. Liabilities recorded at fair value are not material, and therefore are not included in the following table.

The following table presents the fair value hierarchy as of December 31, 2010, for assets measured at fair value:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Cash equivalents:				
Money market funds	$ 38	$ -	$ -	$ 38
Total cash equivalents	38	-	-	38
Investments segregated and on deposit for regulatory purposes:				
U.S. Government securities	-	3,190	-	3,190
Certificates of deposit	-	2,201	-	2,201
Corporate debt securities	-	1,704	-	1,704
Total investments segregated and on deposit for regulatory purposes	-	7,095	-	7,095
Securities owned:				
Schwab Funds® money market funds	172	-	-	172
State and municipal debt obligations	-	47	-	47
Equity, U.S. Government and corporate debt, and other securities	1	18	-	19
Equity and bond mutual funds	8	-	-	8
Total securities owned	181	65	-	246
Total	$ 219	$ 7,160	$ -	$ 7,379

Fair Value of Assets and Liabilities Not Recorded at Fair Value

Descriptions of the valuation methodologies and assumptions used to estimate the fair value of assets and liabilities not recorded at fair value, are described below. There were no significant changes in these methodologies or assumptions during 2010.

Other cash equivalents, receivables, payables, and accrued expenses and other liabilities include cash and highly liquid investments, receivables and payables from/ to brokers, dealers and clearing organizations, receivables and payables from/ to brokerage clients, interest receivable and payable, and drafts, accounts, taxes, and compensation payable. Assets and liabilities in these categories are short-term in nature and accordingly are recorded at amounts that approximate fair value.

Cash and investments segregated and on deposit for regulatory purposes include securities purchased under resale agreements. Securities purchased under resale agreements are recorded at par value plus accrued interest. Securities purchased under resale agreements are short-term in nature and are backed by collateral that both exceeds the carrying value of the resale agreement and is highly liquid in nature. Accordingly, the carrying value approximates fair value.

Long-term debt includes a finance lease obligation of a subsidiary recorded at carrying value, which approximates fair value.

Subordinated borrowings due to The Charles Schwab Corporation includes subordinated notes payable to CSC. The fair value of Schwab's subordinated notes is estimated using an internal valuation model that is based on the borrowing rate applicable to CSC's publicly traded debt due to third parties.

The table below presents the Company's fair value estimates as of December 31, 2010 for financial instruments excluding short-term financial assets and liabilities, for which carrying amounts approximate fair value, and excluding financial instruments recorded at fair value.

	Carrying Amount	Fair Value
Financial Liabilities:		
Subordinated borrowings due to The Charles Schwab Corporation	$ 220	$ 216

12. Related-Party Transactions

Certain related-party transactions between Schwab, CSC and its affiliates are described below.

Schwab provides administrative services for CSIM, a subsidiary of CSC, and other affiliates.

Schwab pays management fees to affiliates for recordkeeping and administrative services. Clients of other affiliates transact certain brokerage business with Schwab, and Schwab pays these affiliates a percentage of the commission and fee revenues generated from such business.

Schwab provides technology, support, and other services to Charles Schwab Bank (Schwab Bank) and other affiliates.

Schwab pays rent to an affiliate for a data center.

(Tabular amounts in millions, except option price amounts)

CSC has assumed Schwab's responsibilities and obligations under a real estate lease for property principally used by CSC, in which Schwab is the lessee.

Receivables from affiliates were $39 million at December 31, 2010 and are included in other assets. Payables to affiliates including the effects of the transactions listed above were $170 million at December 31, 2010 and are included in accrued expenses and other liabilities. Payables to affiliates are payable on demand.

Schwab enables clients to sweep excess cash held in brokerage accounts into deposit accounts held at its affiliate, Schwab Bank. At December 31, 2010, these sweep deposit balances totaled $31.0 billion.

13. Retirement Plan

Upon completing three months of consecutive service, employees of Schwab may participate in CSC's qualified retirement plan, the SchwabPlan® Retirement Savings and Investment Plan.

14. Stock Incentive Plans - Consolidated CSC Information

Employees, officers, and directors of Schwab participate in stock incentive plans sponsored by CSC. The following summarizes these plans:

CSC issues shares for stock options and restricted stock awards from treasury stock. At December 31, 2010, CSC was authorized to grant up to 17 million common shares under its existing stock incentive plans.

As of December 31, 2010, there was $174 million of total unrecognized compensation cost, net of forfeitures, related to outstanding stock options, restricted stock awards, and restricted stock units, which is expected to be recognized through 2014 with a remaining weighted-average period of 2.7 years.

Stock Option Plans

CSC's stock incentive plans provide for granting options to employees, officers, and directors. Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within seven or ten years from the date of grant. Options generally vest annually over a three- to four-year period from the date of grant. Certain options are granted at an exercise price above the market value of common stock on the date of grant (i.e., premium-priced options).

(Tabular amounts in millions, except option price amounts)

CSC's stock option activity is summarized below:

	Number of Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2009	57	$ 17.30		
Granted	12	$ 15.61		
Exercised	(3)	$ 11.61		
Forfeited	(1)	$ 16.82		
Expired	(5)	$ 27.19		
Outstanding at December 31, 2010	60	$ 16.41	5.51	$ 116
Vested and expected to vest at December 31, 2010	55	$ 16.42	5.25	$ 109
Vested and exercisable at December 31, 2010	33	$ 16.30	3.08	$ 77

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

Information on stock options granted and exercised during 2010 is presented below:

Weighted-average fair value of options granted per share	$ 5.36
Cash received from options exercised	$ 35
Tax benefit realized on options exercised	$ 5
Aggregate intrinsic value of options exercised	$ 17

Management uses a binomial option pricing model to estimate the fair value of options granted. The binomial model takes into account the contractual term of the stock option, expected volatility, dividend yield, and risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term equal to the contractual term of the option. Management uses historical option exercise data, which includes employee termination data to estimate the probability of future option exercises. Management uses the Black-Scholes model to solve for the expected life of options valued with the binomial model presented below. The assumptions used to value CSC's options granted during 2010 and their expected lives were as follows:

Weighted-average expected dividend yield	.71%
Weighted-average expected volatility	35%
Weighted-average risk-free interest rate	2.8%
Expected life (in years)	3.0 – 5.9

Restricted Stock Plans

CSC's stock incentive plans provide for granting restricted stock awards and restricted stock units to employees, officers, and directors. Restricted stock units are awards that entitle the holder to receive shares of CSC's common stock following a vesting period.

(Tabular amounts in millions, except option price amounts)

Restricted stock awards and units are restricted from transfer or sale and generally vest annually over a three- to four-year period, but some vest based upon CSC achieving certain financial or other measures. The fair value of restricted stock awards and units is based on the market price of CSC's stock on the date of grant. The grant date fair value is amortized to compensation expense on a straight-line basis over the requisite service period. The total fair value of the restricted stock awards and units that vested during 2010 was $27 million.

CSC's restricted stock awards and units activity is summarized below:

	Restricted Stock Awards		Restricted Stock Units	
	Number of Shares	Weighted-Average Grant Date Fair Value per Share	Number of Units	Weighted-Average Grant Date Fair Value per Unit
Outstanding at December 31, 2009	3	$ 19.95	2	$ 17.28
Granted	-	$ -	3	$ 15.48
Vested	(2)	$ 19.41	(1)	$ 17.28
Forfeited	-	$ -	-	$ -
Outstanding at December 31, 2010	1	$ 20.49	4	$ 16.04

Employee Stock Purchase Plan

Under CSC's Employee Stock Purchase Plan (ESPP), eligible employees can purchase shares of CSC's common stock using amounts withheld through payroll deductions, subject to limitations. Payroll deductions are accumulated during six-month offering periods that start each year on February 1st and August 1st. Beginning in 2011, share purchases are made on the last trading day of each three-month purchase period within the offering period. The three-month purchase periods end on January 31st, April 30th, July 31st, and October 31st of each year. The purchase price for each share of stock is 85% of the fair market value of the shares on the last trading day of the offering period. At December 31, 2010, CSC had 47 million shares reserved for future issuance under the ESPP.

15. Money Market Mutual Fund Charges

In the third quarter of 2010, the Company decided to cover the net remaining losses recognized by Schwab money market mutual funds as a result of their investments in a single structured investment vehicle that defaulted in 2008.

16. Taxes on Income

The Company's tax liability excludes the excess tax benefits from the exercise of stock options and the vesting of restricted stock awards. The excess tax benefits, which otherwise would, for accounting purposes, provide a reduction of income taxes payable, is remitted to CSC through the payables to affiliates pursuant to the provisions of the Company's tax sharing arrangement. Such tax amounts totaled a net reduction in taxes payable of $3 million in 2010.

Net deferred tax assets of $96 million at December 31, 2010 were comprised of deferred tax assets of $170 million, offset by deferred tax liabilities of $74 million. Deferred tax assets are primarily attributable to employee compensation, severance and benefits of $100 million and facilities lease commitments of $44 million. Deferred tax liabilities are attributable to capitalized internal-use software development costs of $33 million and depreciation and

(Tabular amounts in millions, except option price amounts)

amortization of $41 million. The Company determined that no valuation allowance against deferred tax assets at December 31, 2010 was necessary.

The Company's unrecognized tax benefits, which are included in accrued expenses and other liabilities, represent the difference between positions taken on tax return filings and estimated potential tax settlement outcomes. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2010	$ 8
Additions for current year tax positions	1
Additions for tax positions of prior years	2
Reductions due to lapse of statute of limitations	(3)
Settlements	(1)
Balance at December 31, 2010	$ 7

At December 31, 2010, the Company had a liability for estimated interest on the unrecognized tax benefits of $1 million.

17. Regulatory Requirements

Schwab is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). Schwab computes net capital under the alternative method permitted by the Uniform Net Capital Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by Schwab. Under the alternative method, Schwab may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent company or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement. At December 31, 2010, 2% of aggregate debit balances was $251 million, which exceeded the minimum dollar requirement for Schwab of $250,000. At December 31, 2010, Schwab's net capital was $1.2 billion (9% of aggregate debit balances), which was $930 million in excess of its minimum required net capital and $553 million in excess of 5% of aggregate debit balances.

Schwab is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires Schwab to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. In accordance with Rule 15c3-3, Schwab had portions of its cash and investments segregated for the exclusive benefit of clients at December 31, 2010. Amounts included in cash and investments segregated and on deposit for regulatory purposes represent actual balances on deposit, whereas cash and investments required to be segregated and on deposit for regulatory purposes at December 31, 2010 was $22.0 billion. On January 4, 2011, the Company withdrew a net amount of $194 million of excess segregated cash from its segregated reserve bank accounts.

Certain broker-dealers have chosen to maintain brokerage client accounts at Schwab. To allow these broker-dealers to classify their assets held by Schwab as allowable assets in their computation of net capital, Schwab has agreed to compute a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB reserve requirement). Schwab had a portion of its cash and investments segregated to meet its PAIB reserve requirement at December 31, 2010.

18. Geographic Concentration

At December 31, 2010, approximately 24% of Schwab's total client accounts were located in California.

****

Deloitte

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 24, 2011

Charles Schwab & Co., Inc.

In planning and performing our audit of the consolidated financial statements of Charles Schwab & Co., Inc. and subsidiaries (the "Company") as of and for the year ended December 31, 2010, (on which we issued our report dated February 24, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP